WOODSIDE
AUSTRALIAN ENERGY

04 FEB 10 7:21

3 February 2004

04012845

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- WA-191-P (Bounty-2), lodged with the Australian Stock Exchange on 3 February 2004.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
FEB 19 2004
THOMSON
FINANCIAL

Rebecca Sims
Compliance Officer

dlw 2/18

82- 2280

ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 3 FEBRUARY 2004
11:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-191-P
BOUNTY-2

Woodside Petroleum Ltd., a participant in the WA-191-P Joint Venture, located in the Carnarvon Basin, reports that on 3 February 2004 the Bounty-2 near field exploration well was drilling 8½ inch hole at a depth of 2,950 metres.

Since the last report, the $9^5/_8$ inch casing was run and cemented, and the blow out preventers were run. Drilling then proceeded in 8½ inch hole to the current depth.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-191-P is 8.2%. Other participants are Santos Ltd. (Operator, 33.3977%), Kufpec Australia Pty. Ltd. (33.4023%) and Nippon Oil Exploration (Dampier) Ltd. (25.0%).

ANTHONY NIARDONE
Assistant Company Secretary

WOODSIDE
AUSTRALIAN ENERGY

04 FEB 19 AM 7:21

30 January 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Gulf of Mexico Brazos Area Block A 39#5 Midway Prospect, lodged with the Australian Stock Exchange on 30 January 2004.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

KRees

Katrina Rees
Assistant Secretariat Officer

82.2280

ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 27 JANUARY 2004
11:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

Gulf of Mexico Brazos Area Block A 39 #5(OCS-G 4559 #5)
Midway Prospect

Woodside Energy (USA) Inc., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that the Midway exploratory well (OCS-G 4559 #5) located in the Gulf of Mexico in Brazos Area Block A 39 was drilled to a total measured depth of 20,496 feet (6,247m) and will be temporarily abandoned following the installation of a 7" production liner.

Midway encountered 30 feet of net gas pay. An additional 60 feet of gas bearing sands were encountered in three other intervals and require further evaluation. The well is expected to be tied back to the existing production platform on Brazos A-39 with first production anticipated during the second half of 2004.

Woodside Energy (USA) Inc. holds a 37.5% working interest in the Midway prospect. Pioneer Natural Resources USA, Inc. is the operator and also holds a 37.5% working interest. Noble Energy Inc. holds the remaining 25% working interest.

Water depth at the location is approximately 149 feet (45m).

ANTHONY NIARDONE
Assistant Company Secretary

WOODSIDE
AUSTRALIAN ENERGY

04 FEB 10 7:21

30 January 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- North West Shelf to Reduce Air Emissions, lodged with the Australian Stock Exchange on 30 January 2004.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

KRees

Katrina Rees
Assistant Secretariat Officer

. 1

82.2280

ANNOUNCEMENT
(ASX: WPL)

FRIDAY, 30 JANUARY 2004
9:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
KIRSTEN STONEY
W: + 61 8 91588 233
M: + 61 417 984 923
E: kirsten.stoney@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

NORTH WEST SHELF TO REDUCE AIR EMISSIONS

The North West Shelf Venture will install new technology worth more than A$32 million as part of its strategy to reduce air emissions from its onshore gas plant at Karratha in Western Australia.

The technology changes will result in emission reductions, including oxides of nitrogen (NOx), benzene, toluene and xylene (BTX), greenhouse gases and hydrocarbons.

The Venture will install new, state-of-the-art equipment which will change the carbon dioxide absorption process on its existing three LNG processing units in 2004-05, at a cost of more than A$26 million. This will include modifying similar processing systems on its fourth LNG train, which is due for start up in mid-2004.

A further technology improvement – to enhance the combustion of fuel gases in the plant's existing 25 gas turbines – will cost more than A$6 million.

These combined improvements are expected to reduce NOx emissions from the plant by 25% and BTX by up to 75%.

It will also result in a greenhouse gas emission reduction of 350,000 tonnes a year from the facility.

The North West Shelf Venture's Chief Executive, Steve Ollerearnshaw, said the Venture had extensively reviewed its air emissions and reduction options and aimed to move beyond regulatory compliance in line with community expectations.

"These measures are part of the North West Shelf Venture's commitment to continuous improvement and are being implemented even though emissions from the plant are well within international guidelines and operating licence conditions," he said.

"These significant reductions will be achieved by changing the process that removes carbon dioxide from natural gas during LNG production.

"This will involve switching to a new carbon dioxide absorption process which will recover an additional 80,000 tonnes of hydrocarbons that would otherwise have been discharged to the atmosphere.

"The Venture will also modify its 25 gas turbines on site which will result in cleaner burning of fuel gases and a subsequent reduction in the NOx emissions from the plant."

Mr Ollerearnshaw said the Venture's greenhouse gas emissions had been reduced by 500,000 tonnes a year since 2001 through a variety of projects.

"The plant has also reduced gas flaring over the past year by 50 per cent and is currently undertaking a major ambient air monitoring program around Karratha and Dampier," he said.

The results of the 12-month monitoring program, which will conclude in late 2004, will be reported to regulatory authorities.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.